

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 10, 2008

Dinesh Paliwal
Chief Executive Officer
Harman International Industries, Inc.
1101 Pennsylvania Avenue, N.W., Suite 1010
Washington, D.C. 20004

Re: Harman International Industries, Inc.
Annual Report on Form 10-K for the fiscal year ended June 30, 2007
Filed August 29, 2007, File No. 1-09764
Form 10-Q for the quarter ended September 30, 2007
Filed November 9, 2007

Dear Mr. Paliwal:

We have examined your filings and have the following comment. Please respond within 10 business days from receipt of this letter and confirm that you intend to comply with our comment in your next Form 10-Q. If you disagree, we will consider your explanation as to why our comment is inapplicable or future revisions are unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended September 30, 2007

Note 15. Subsequent Events

1. We note your discussion of the Termination and Settlement Agreement here and in your Form 8-K filed on October 25, 2007. In your future filings' MD&A, please expand such discussion to highlight management's reasons for entering into the Termination Agreement. Provide more insight as to why management believed the concurrent debt offering was a satisfactory alternative to the company's potential claims and rights under the Merger Agreement. Discuss how the failed merger affects the company's future plans.   In this regard, discuss whether the company has plans to pursue another merger or to resume its restructuring program.

* * * *

Please contact Paul Fischer, staff attorney, at (202) 551-3415 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Kevin L. Brown, Chief Financial Officer
      Via Facsimile